SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              -----------------

                                   SCHEDULE TO
                                  (Rule 13e-4)
                  TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              -----------------

                              MILLENNIUM CELL INC.

                       (Name of Subject Company (Issuer))
                              -----------------

                              MILLENNIUM CELL INC.

                       (Name of Filing Persons (Offeror))

                              ------------------

            Options to Purchase Common Stock, Par Value $.001 Per Share, Having
                 an Exercise Price greater than $2.90 Per Share
                         (Title of Class of Securities)

                              -----------------

                                  60038 B 10 5
                      (CUSIP Number of Class of Securities)

                             -----------------

                              Stephen S. Tang, Ph.D
          President, Chief Executive Officer and Acting Chief Financial Officer
                              Millennium Cell Inc.
                        1 Industrial Way West, Eatontown, New Jersey 07724,
   (732) 542-4000 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                             -----------------

                                   Copies to:

                            Thomas More Griffin, Esq.
                 Gibbons, Del Deo, Dolan, Griffinger & Vecchione
                           A Professional Corporation
       One Pennsylvania Plaza, 37th Floor, New York, New York 10119-3701,
                                 (212) 649-4700

                            CALCULATION OF FILING FEE


                     Transaction Value* Amount of Filing Fee

               $594,193                                            $48


* As of July 17, 2003. The "transaction value" set forth above is based on the Black-Scholes option valuation model, and assumes that all eligible options to purchase 1,268,900 shares of common stock of Millennium Cell Inc. will be tendered and cancelled pursuant to this offer. The amount of the filing fee equals $80.90 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.


[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid: _________       Filing Party: ________
        Form or Registration No.: _______       Date Filed: __________

[_] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_] third party tender offer subject to Rule 14d-1.

     [X] issuer tender offer subject to Rule 13e-4.

     [_] going-private transaction subject to Rule 13e-3.

     [_] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

Item 1.  Summary Term Sheet.

         The information set forth under the "Summary Term Sheet" section in the Offer to Exchange, dated July 22, 2003, attached hereto as Exhibit (a)(1) (the "Offer to Exchange"), is incorporated herein by reference.

Item 2.  Subject Company Information.

(a) The name of the issuer is Millennium Cell Inc., a Delaware corporation (the "Company"), and the address of its principal executive office is 1 Industrial Way West, Eatontown, New Jersey 07724, and its telephone number is (732) 542-4000. The information set forth in the Offer to Exchange under Section 10 ("Information Concerning MCEL") is incorporated herein by reference.

(b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange options having an exercise price greater than $2.90 per share (the "Eligible Options") to purchase shares of the Company's common stock, par value $.001 per share, that are outstanding under the Company's Amended and Restated 2000 Stock Option Plan (the "Plan") held by current full-time employees, consultants and contractors of the Company employed or retained by the Company as of July 22, 2003, for restricted shares of the Company's common stock (the "Restricted Stock"), upon the terms and subject to the conditions described in the Offer to Exchange, and the related Form of Letter to Eligible Employees attached hereto as Exhibit (a)(2) (together with the Offer of Exchange, as they may be amended or supplemented from time to time, the "Offer"). As of July 21, 2003, the total number of shares of common stock underlying the Eligible Options is 1,268,900 all of which are held by current employees, consultants or contractors eligible to participate in the Offer.

         For each eligible employee, consultant or contractor who elects to participate in the Offer, the Company will issue consideration equal to the number of shares underlying each Eligible Option tendered for exchange in accordance with the Schedule of Exchange of Options attached as Schedule A to the Offer to Exchange The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 2 ("Number of Options; Expiration Date") and
Section 9 ("Source and Amount of Consideration; Terms of Restricted Stock") is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section 8 ("Price Range of Shares Underlying the Options") is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

(a) The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 4.  Terms of the Transaction.

(a) The information set forth in Item 2(b) above and in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Eligibility"), Section 2 ("Number of Options; Expiration Date"), Section 4 ("Procedures for Tendering Options"),
Section 5 ("Withdrawal Rights and Change of Election"), Section 6 ("Acceptance of Options for Exchange and Issuance of Restricted Stock"), Section 7 ("Conditions of the Offer"), Section 9 ("Source and Amount of Consideration; Terms of Restricted Stock"), Section 12 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 13 ("Legal Matters; Regulatory Approvals"), Section 14 ("Material U.S. Federal Income Tax Consequences") and Section 15 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Arrangements.

(a) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Offer") is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 6 ("Acceptance of Options for Exchange and Issuance of Restricted Stock") and
Section 12 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Offer") is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offer to Exchange under Section 9 ("Source and Amount of Consideration; Terms of Restricted Stock") and Section 16 ("Fees and Expenses") is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 7 ("Conditions of the Offer") is incorporated herein by reference.

(c) Not applicable.

Item 8.  Interest in Securities of the Subject Company.

(a) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and the information set forth in the Company's Definitive Proxy Statement filed on March 17, 2003 under the heading "Common Stock Ownership of Principal Stockholders and Management" is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a) Not applicable.

Item 10.  Financial Statements.

(a) The information set forth in the Offer to Exchange under Section 10 ("Information Concerning Millennium Cell Inc."), and Section 17 ("Additional Information") and on pages F-1 through F-18 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2002 and on pages 1 through 6 of the Company's Form 10-Q for the fiscal quarter ended on March 31, 2003 is incorporated herein by reference.

(b) Not applicable.

Item 11.  Additional Information.

(a) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 13 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

(b) Not applicable.

Item 12. Exhibits.

         (a) 1. Offer to Exchange, dated July 22, 2003.

                  2. Form of Letter to Eligible Holders.

                  3.       Form of Election Form.

                  4.       Form of Notice to Withdraw from the Offer.

                  5.       Form of Notice to Tendering Holders.

                  6.       Form of Email Reminder to Holders.

                  7.       Form of Irrevocable Standing Order to Sell Shares.

                  8. Millennium Cell Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2002, filed with the Commission on March 17, 2003, and incorporated herein by reference.

                  9. Millennium Cell Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2003, filed with the Commission on May 14, 2003, and incorporated herein by reference.

         (b) Not applicable.

         (d) (1) Millennium Cell Inc. Amended and Restated 2000 Stock Option Plan, which is incorporated herein by reference from the Definitive Proxy Statement filed with the Commission on March 26, 2002.

                  (2) Form of Restricted Stock Agreement.

         (g) Not applicable.

         (h) Not applicable.

Item 13. Information Required by Schedule 13E-3.

(a) Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                              MILLENNIUM CELL INC.
                           /s/ Stephen S. Tang
                       ------------------------------
                              Stephen S. Tang, Ph.D.
          President, Chief Executive Officer and Acting Chief Financial Officer

Date: July 22, 2003

                                INDEX TO EXHIBITS

Exhibit
Number            Description
(a)(1)            Offer to Exchange, dated July 22, 2003.

(a)(2)            Form of Letter to Eligible Holders.

(a)(3)            Form of Election Form.

(a)(4)            Form of Notice to Withdraw from the Offer.

(a)(5)            Form of Notice to Tendering Holders.

(a)(6)            Form of Email Reminder to Holders.

(a)(7)            Form of Irrevocable Standing Order to Sell Shares.

(a)(8) Millennium Cell Inc.. Annual Report on Form 10-K for its fiscal year ended December 31, 2002, filed with the Commission on March 17, 2003, and incorporated herein by reference.

(a)(9) Millennium Cell Inc.. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2003, filed with the Commission on May 14, 2003, and incorporated herein by reference.

(d)(1) Millennium Cell Inc. Amended and Restated 2000 Stock Option Plan, which is incorporated herein by reference from the Definitive Proxy Statement filed with the Commission on March 26, 2002.

(d)(2)            Form of Restricted Stock Agreement.